UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

DERMISONICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

24983U104

(CUSIP Number)

NEWPORT CAPITAL CORP.
Rennweg 28, Zurich, Switzerland, CH-8001
Telephone: 011-41-795-986-147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
SYMBOL

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  24983U104

Names of Reporting Persons                                                                NEWPORT CAPITAL CORP.
I.R.S. Identification Nos. of above persons (entities only).

1.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
Not applicable.

2.	SEC Use Only:

3.	Source of Funds (See Instruction): OO.

4.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
Not applicable.

5.	Citizenship or Place of Organization: Belize.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	11,582,998 shares.(1)

8.	Shared Voting Power:	None

9.	Sole Dispositive Power:	11,582,998 shares.(1)

10.	Shared Dispositive Power:	None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,582,998 shares.(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SeeInstructions): ☐
Not applicable.

13.	Percent of Class Represented by Amount in Row (11): 18.6%.(1), (2)

14.	Type of Reporting Person (See Instructions): CO.

Notes:
(1)
The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2)	Based on 62,235,574 shares of common stock issued and outstanding as of August 28, 2007.

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CUSIP No.:  24983U104

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

ITEM 1.                      SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Dermisonics, Inc., a Nevada Corporation (“Issuer”).  The Issuer maintains its principal executive offices at 2 Park Plaza, Suite 450, Irvine, California 92614.

ITEM 2.                      IDENTITY AND BACKGROUND

A.	Names of Persons filing this Statement:

This statement is filed by Newport Capital Corp. (the “Reporting Person”).

Brent Pierce is an officer and director of Newport Capital, and the Board of Newport Capital has delegated to him sole dispositive and voting power with respect to shares of common stock owned by Newport Capital.

B.	Residence or Business Address:

Newport Capital Corp.	Brent Pierce:
Rennweg 28	c/o Newport Capital Corp.
Zurich, Switzerland, CH-8001	Rennweg 28
Zurich, Switzerland, CH-8001

C.	Present Principal Occupation and Employment:

Newport Capital is a corporation organized under the laws of Belize and is principally involved in the business of providing various administrative and management services to both reporting and non-reporting companies.

Mr. Pierce provides various administrative and management services to both reporting and non-reporting companies.

D.	Criminal Proceedings:

Neither the Reporting Person nor Mr. Pierce has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

Other than an order issued in June 1993 by the British Columbia Securities Commission (the “BCSC”) pursuant to a settlement agreement entered into as of the same date between Mr. Pierce and the BCSC, during the last five years, neither the Reporting Person nor Mr. Pierce has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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F.	Citizenship:

Newport Capital is a Belize corporation.  Mr. Pierce is a Canadian citizen.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 9, 2007, the Issuer approved the issuance of an aggregate of 11,582,998 of the Issuer’s common stock to the Reporting Person in settlement of certain indebtedness of the Company to the Reporting Person at a deemed issuance price of $0.07 per share for a total deemed issuance price of $810,810.

ITEM 4.                      PURPOSE OF TRANSACTION

As indicated above in Item 3, the purpose of the transaction was the settlement of $810,810 in indebtedness of the Issuer to the Reporting Person.

Subject to all relevant securities law restrictions, the Reporting Person and/or Mr. Pierce may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

As disclosed in a preliminary Proxy Statement on Schedule 14A as filed by the Issuer with the SEC on August 29, 2007, the Issuer has proposed (i) to consolidate the Issuer’s current issued and outstanding share capital on a one (1) new share for seventy-three (73) old share basis such that the Issuer’s issued and outstanding share capital would be reduced from 62,235,574 common shares to 852,542 common shares and (ii) to amend the Issuer’s Articles of Incorporation to increase the Company’s authorized share capital from 100,000,000 shares of common stock to 500,000,000 shares of common stock with the same par value of $0.001 per share.

Except as otherwise disclosed herein, neither the Reporting Person nor Mr. Pierce has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

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(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or Mr. Pierce is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)
For the purposes of this statement, the Reporting Person is reporting herein that as of the close of business on July 9, 2007 and to the date hereof, Newport Capital was the beneficial owner of 11,582,998 shares (or approximately 18.6%) of the Issuer’s common stock.  The Board of Newport Capital has delegated to Mr. Pierce sole dispositive and voting power with respect to common shares owned by Newport Capital.

In addition to Mr. Pierce, the other officer and director of Newport Capital is Naxos Limited, which is organized under the laws of Mauritius, and has a principal business address at Suite 240 Barkly Wharf, Le Caudan Waterfront, Port Louis, Mauritius.  Naxos Limited is principally involved in the business of providing management consulting services.  During the last five years, Naxos Limited (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(b)
For the purposes of this statement, the Reporting Person is reporting herein that as of July 9, 2007 and to the date hereof, Newport Capital, through Mr. Pierce, had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 11,582,998 shares (or approximately 18.6%) of the Issuer’s common stock.

(c)
As of July 9, 2007 and to the date hereof, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer’s equity securities had been engaged in by Newport Capital or Mr. Pierce other than as disclosed herein.

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(d)
As of July 9, 2007 and to the date hereof, to the best knowledge and belief of the undersigned, no person other than Newport Capital or Mr. Pierce had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as disclosed herein, neither the Reporting Person nor Mr. Pierce has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Further, neither the Reporting Person nor Mr. Pierce has pledged securities of the Issuer, nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NEWPORT CAPITAL CORP.

Dated: September 11, 2007	By:	/s/ Brent Pierce
Brent Pierce, President

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